UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Lumera Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

55024R106 (CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 55024R106                                                 13G

1.	Names of Reporting Persons: I.R.S. Identification Nos. of above persons (entities only): Microvision, Inc. 91-1600822
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 2,071,910 6. Shared Voting Power: -0- 7. Sole Dispositive Power: 2,071,910 8. Shared Dispositive Power: -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,071,910
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):	☐
11.	Percent of Class Represented by Amount in Row (9): Approximately 12.5%
12.	Type of Reporting Person (See Instructions): CO

Item 1.	(a)	Name of Issuer:

Lumera Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

19910 North Creek Parkway Bothell, Washington 98011

Item 2.	(a)	Name of Person Filing:

Microvision, Inc.

	(b)	Address of Principal Business Office or, if None, Residence:

Effective February 15, 2006:

6222 185th Ave NE Redmond, Washington 98052

	(c)	Citizenship:

Microvision, Inc. is a Delaware corporation.

	(d)	Title of Class of Securities:

Common Stock, $0.001 Par Value

	(e)	CUSIP Number:

55024R106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

2,071,910 shares of common stock of Lumera Corporation.

(b) Percent of class:

Approximately 12.5%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

2,071,910.

(ii) Shared power to vote or direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

2,071,910.

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
Date

/s/ Thomas M. Walker
Signature

Vice President, General Counsel & Secretary
Name/Title

Attention:         Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).